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EXHIBIT 17(a)

PROTECTIVE LIFE INSURANCE COMPANY

DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES FOR
FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICIES

Pursuant to Rule *6 e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Protective Life Insurance Company ("Protective Life" or the "Company") concerning the issuance of an individual Flexible Premium Variable and Fixed Life Insurance Policy (the "Policy"), the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policy.

I.    PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

        A.    Application and Underwriting

        Upon receipt of a completed application, the Company will follow underwriting (e.g., evaluation of risks) procedures designed to determine whether the applicant is insurable. The underwriting policies of the Company are established by management. The Company uses information from the application and, in some cases, inspection reports, attending physician statements, or medical examinations to determine whether a Policy should be issued as applied for, rated, or rejected. Medical examinations of applicants are required for Policies in excess of certain prescribed amounts and for most insurance applied for by applicants over age 50. Medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for full or partial reinsurance of the substandard risk.

        The Company requires blood samples to be drawn with applications for coverage over $100,000 (ages 16-50) or $150,000 (age 51 and over). Blood samples are tested for a wide range of chemical values and are screened for antibodies to the HIV virus. Applications also contain questions permitted by law regarding the HIV virus which must be answered by the proposed insureds. The Company will not issue a Policy until the underwriting procedures have been completed.

        Insurance coverage under a Policy will begin as of the Policy Effective Date. If, an initial minimum premium is received with an application, the Policy Effective Date will be the later of the date that the application is signed or any required medical examination is completed. Temporary life insurance coverage (including various types of conditional receipt) may be provided under the terms of the temporary life insurance (or conditional receipt) agreement. In accordance with the terms of the such agreements, temporary life insurance coverage may not exceed $1,000,000 and may not be in effect for more than 60 days.

        In order to obtain a more favorable Issue Age, the Company may permit Owners to "backdate" a Policy by electing a Policy Effective Date which is up to six months prior to the date of the original application. Charges will be deducted as of the new Policy Effective Date for the backdated period for Monthly Deductions.

        B.    Initial Premium Processing and Premium Payments

        Premiums for the Policies will not be the same for all Owners. The minimum initial premium payment is $25,000. In some circumstances, the minimum amount required to maintain the Policy's lapse protection may be more than the minimum initial premium required for the Policy.

        For Policies issued in states where, upon cancellation during the Cancellation Period, the Company returns at least the Owner's premium payments, the Company reserves the right to allocate the initial Net Premium Payment (and any subsequent Net Premium Payments made during the Cancellation Period) to the Oppenheimer Money Fund Sub-Account or the Fixed Account until the expiration of the number of days in the Cancellation Period plus six days starting from the date the Policy is mailed from the Home Office. Upon expiration of this period, the Policy Value in the Oppenheimer Money Fund Sub-Account or the Fixed Account and all Net Premium Payments will be allocated according to the Owner's allocation instructions then in effect. In all other states, the Company will allocate the initial Net Premium Payment (and any subsequent Net Premium Payments made during the Cancellation Period) in accordance with the Owner's instructions.

        Following the initial premium, the Owner may pay planned premiums in any amount on a quarterly, semi-annual, and annual basis. The minimum initial premium is $25,000. Additional premium payments must be at least $150 ($50 if paid monthly be a pre-authorized payment arrangement).

        An Owner may make unscheduled premium payments, at any time, in any amount, subject to the limitations described below. A Policy will remain in force while the cash surrender value is sufficient to pay the monthly deduction unless the Policy is otherwise protected by the lapse protection provision. The amount of premium, if any, which must be paid to keep the Policy in force depends upon the cash surrender value of the Policy, which in turn depends on such factors as the investment experience and the amount of monthly deductions which includes cost of insurance. While not every insured is subject to the same cost of insurance rate, there will be a single "rate" for every Insured in a given actuarial category.

        In no event may the total of all premiums paid in any Policy year exceed the current maximum premium limitations for that year established by Federal tax laws or by the Company. If the Owner pays a premium that would result in total premiums exceeding the current maximum premium limitations, the Company will only accept that portion of the premium that will make total premiums equal the maximum. Any premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by Federal tax law.

        In addition, Protective Life reserves the right to refund a premium payment, including any earnings thereon, which

  (1)
  in the first Policy Year, causes the Death Benefit to exceed the Initial Face Amount shown on the Policy Specifications Page, or

  (2)
  increases the difference between the Death Benefit and the Policy Value, and

  (3)
  exceeds $20 per $1,000 of Face Amount.

        The cost of insurance rate for a Policy is based on and varies with the Issue Age, duration, sex and rate class of the Insured and on the number of years that a Policy has been in force. Protective Life currently places Insureds (ages 18-80) in the following rate classes, based on underwriting: Preferred or Nontobacco, or Preferred Tobacco or Tobacco, and substandard rate classes, which involve a higher mortality risk than the other classes.

        Protective Life will determine a cost of insurance rate for increments of Face Amount above the Initial Face Amount based on the Issue Age, duration, sex and rate class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the Net Amount at Risk for each rate.

        Protective Life places the Insured in a rate class when the Policy is issued, based on Protective Life's underwriting of the application. This original rate class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the Initial Face Amount. If the rate class for the increase has a higher cost of insurance rate than the original rate class, the rate class for the increase will apply only to the increase in Face Amount, and the original rate class will continue to apply to the Initial Face Amount.

        Protective Life does not conduct underwriting for an increase in Face Amount if the increase is requested as part of a conversion from a term contract or on exercise of a guaranteed option to increase the Face Amount without underwriting.

        However, in no event may the total of all premiums paid in any Policy year exceed the current maximum premium limitations for that year established by Federal tax laws or by the Company. If the Owner pays a premium that would result in total premiums exceeding the current maximum premium limitations, the Company will only accept that portion of the premium that will make total premiums equal the maximum. Any premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by Federal tax law.

        If any premium payment would cause an increase in the Policy's death benefit exceeding the premium received, the Company may require additional evidence of insurability before accepting any premium payment.

        C.    Lapse and Reinstatement Procedures

        The Company offers a Lapse Protection provision to all Owners of Policies for a specified period of time from the policy effective date. The specified period for this provision is established based on the age of the insured as of the Policy Effective Date. This provision offers continued life insurance coverage for the requested initial face amount provided the Owner of the Policy continues to pay minimum monthly premiums equivalent to one twelfth of the minimum first year annual premium, and after that, pays premiums (after deductions for any loans or withdrawals) equivalent to a minimum monthly guarantee premium throughout the Lapse Protection period. The minimum monthly guarantee premium in the second year and later is equal to the minimum renewal annual premium divided by 12 and multiplied by the number of months left in the Lapse Protection period.

        The Policy's Lapse Protection provision will be threatened if the Company does not receive an amount equal to the minimum monthly guarantee premium specified in the Policy or if loans or withdrawals cause the premiums received to fall below that amount. The increased Surrender Value will not be available in the event the Policy's Surrender Value is less than zero and the Policy coverage is maintained under the lapse protection provision.

        During the first 8 Policy Years, a surrender charge will be deducted if the Policy lapses.

        The Policy may be reinstated within five years after lapse and while the Insured is still living unless the Policy has been surrendered. A Policy will be reinstated upon receipt by the Company of: (1) a written application for reinstatement; (2) evidence of insurability satisfactory to the Company; (3) payment of net premiums equal to (a) all monthly deductions due upon lapse and (b) which are at least sufficient to keep the Reinstated Policy in force for three months; (4) the Insured provides the Company with satisfactory evidence of insurability, (5) the Owner repays or reinstates any outstanding policy debt or liens as of the end of the Grace Period and (6) the Policy has not been surrendered.

        The amount of cash value in the Policy on the date the Policy is approved for reinstatement will be equal to the amount of any Policy Debt reinstated or repaid at the time of reinstatement plus the Net Premiums paid at reinstatement. The effective date of reinstatement will be the date the Company approves the application for reinstatement and the conditions outlined above are met. A full monthly deduction will be charged for the month of reinstatement.

II.    REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

        The principal policy provisions and administrative procedures regarding "redemption" transactions are summarized below. Due to the insurance nature of the Policies, the procedures that will be followed may be different from the redemption procedures for mutual funds and contractual plans.

        A.    Surrenders and Withdrawals; Increased Surrender Value Rider

        An Owner of a Policy may submit a written request to the Company to surrender the Policy at any time prior to the maturity date while the insured is living and while the Policy is in effect. The amount available for surrender is the surrender value as of the valuation day on or next following the date the written surrender request, the Policy and any other required documents are submitted and received by the Company. If the Policy itself isn't returned to the Company the request must be accompanied by completed affidavit of lost policy. Amounts payable from the Variable Account upon surrender or a withdrawal will be paid within seven calendar days of receipt of the written request.

        Upon surrender, the Company will pay in a lump sum the surrender value that is equal to the cash value as of the valuation day less any outstanding Policy Debt or liens which includes accrued interest less any applicable surrender charges. Coverage under a Policy will end as of the date of surrender.

        If the Policy is surrendered, if the Policy lapses, or if the initial face amount is reduced, through the first 8 Policy Years, a surrender charge will be deducted from the Policy Value for the initial face amount (or the reduction thereof). The surrender charge, which is a contingent/deferred sales charge, will be deducted before any surrender value is paid.

        The surrender charge varies depending on issue-age, sex and rate-classification of the Insured and is set forth in your Policy. Representative surrender chages per $1,000 of inital face amount for the first Policy Year for an Insured male non-smoker at each specified issue age are set forth below. The surrender charge decreases over the eight-year period. For a decrease in the initial face amount, the charge shown is per $1,000 of decrease.

Issue Age	Surrender Charge (First Year) per $1,000 of Initial Face Amount
30	$7.37
35	9.16
40	11.19
45	13.24
50	15.65
55	18.43
60	21.65
65	25.40
70	29.95
75	35.69
80	43.13

After the 8th Policy Year, there is no surrender charge for the initial face amount.

        Increased Surrender Value Rider.    Subject to certain conditions, if the Owner fully surrenders the Policy for its Surrender Value during the first ten Policy Years, the Company will add an additional amount to such Surrender Value under the Increased Surrender Value Rider. The additional amount will be the amount shown in the Table of Increased Surrender Value in the Policy Schedule that corresponds to the Policy Year of Surrender. You will be eligible to receive the increased Surrender Value under the following conditions:

        (1)   the Increased Surrender Value Rider is in force;

        (2)   such surrender is allowed under the Policy;

        (3)   the Policy is not in the Grace Period;

        (4)   such Surrender Value is greater than zero;

        (5)   the Policy has not been sold or assigned (except to the Company as security for a policy loan); and

        (6)   such surrender is not the subject of an exchange pursuant to Section 1035 of the Internal Revenue Code (Title 26, U.S.C. § 1035), as amended or its successor.

        The increased Surrender Value will not be available in the event the Policy remains in force under the lapse protection provision. There is not charge for this rider. This rider may not be available on certain internal exchanges. Please consult your registered representative and the rider for more information.

        After the first Policy Year, the Owner may also request a withdrawal by sending a written request to the Company. An Owner may make a withdrawal of an amount equal to or greater than $500. The request must be submitted in writing to the Company. The Company will withdraw the amount requested, plus a withdrawal charge, as of the date the request is received in the Home Office. The Owner may elect to deduct the amount of the withdrawal from any Sub-Account or the Fixed Account. If the Owner does not specify an allocation, or if the Sub-Account value or Fixed Account value is insufficient to carry out the request, the withdrawal will be based on the proportion that such Sub-Account value(s) and Fixed Account value, bear to the total unloaned Policy Value on the valuation day immediately prior to the withdrawal.

        The Company will deduct an administrative charge upon a withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25. This withdrawal charge will be deducted from the Policy Value in addition to the amount requested to be withdrawn and will be considered to be part of the withdrawal amount. The withdrawal charge will be allocated in the manner described above for the requested amount.

        The death benefit will be affected by withdrawals. If death benefit option A is in effect, then the Company reserves the right to reduce the face amount by the amount withdrawn (inclusive of withdrawal charge). If the Owner requests that the initial face amount be retained, the Company will honor this request provided the amount of withdrawal does not exceed $2,000. If the request for withdrawal exceeds $2,000, then the Company will request that satisfactory evidence of insurability be provided with the withdrawal request. If death benefit option B is in effect, then the Company will not reduce the face amount.

        The face amount after a withdrawal may not be less than the minimum amount for which the Policy would be issued under the Company's current rules. If the withdrawal causes the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by the Company it will not be processed. If the Face Amount at the time of withdrawal requires a decrease of Face Amount, the reduction is made first from the most recent increase, then from prior increases, if any in reverse order of their being made and finally from the initial Face Amount.

        B.    Changes in Face Amount

        An Owner may increase or decrease the face amount of the Policy after the first Policy Anniversary by submitting a written request to the Company. A supplemental application is required for an increase in face amount. The Company reserves the right to require satisfactory evidence of insurability for the requested increase portion. Face Amount increases and decreases are subject to the following rules:

          1.     For increases in face amount, the insured's attained age must be less than the maximum current issue age for the Policies, as determined by the Company from time to time.

          2.     The amount of the requested increase must be at least $10,000.

          3.     Any increase in face amount will be effective on the date shown on the supplemental Policy Specifications Page (which will be sent to the Owner).

          4.     If the Lapse Protection provision is in effect, the minimum monthly premium amount required to keep the Policy in force will generally increase and additional premium payments may be required. The Lapse Protection period will not be extended.

          5.     The monthly cost of insurance charge will be adjusted as of the effective date of the increase.

          6.     There will be an administrative charge assessed based on a rate per $1,000 of increased coverage. This administrative charge will be deducted from the Policy Value monthly during the twelve month period following the effective date of the increase. This administrative charge is based on the original issue age, duration, sex , and rate class of the insured.

          7.     A decrease in face amount will not be accepted by the Company, if the amount requested would decrease the face amount below $100,000.

        The Company reserves the right to not process any decrease in Face Amount if compliance with guideline premium limitations or cash value accumulation test, if applicable, under current tax law resulting from such a decrease would result in immediate termination of the Policy, or if to effect the requested decrease payments to the Owner would have to be made from Policy Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value of the Policy. In addition, the Company reserves the right to prohibit any decrease in Face Amount (i) for three years following an increase in Face Amount and (ii) for one year following the last decrease in Face Amount.

        C.    Change in Death Benefit Option

        On or after the first Policy Anniversary, the Owner may request in writing a change in the death benefit option. The Face Amount, after any change, must be at least $100,000. The effective date of the change will be the date shown on the supplemental policy specifications page we issue. If the Owner requests a change from the Option A to Option B, the face amount will be increased to equal the face amount on the effective date of change. If the Owner requests a change from a Option B to Option A, the face amount will be decreased so that it equals the death benefit less the policy value on the date of the change. The Company reserves the right to require satisfactory proof of insurability before allowing a change in death benefit options.

        D.    Death Benefit Claims

        While the Policy remains in force, the Company will pay a death benefit to the named beneficiary in accordance with the death benefit option elected by the Owner. The Company will pay the death benefit within seven calendar days after receipt in its home office of all necessary proof of death of the insured. Payment of a death benefit may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings. The death benefit proceeds will be determined as of the date of the insured's death and will be equal to:

          1.     the death benefit under the option elected; plus

          2.     any additional benefits due under any supplemental and/or riders benefits attached to this Policy; less

          3.     any policy debt; less

          4.     any liens for payments made under an accelerated death benefit rider or endorsement plus accrued interest; less

          5.     any unpaid monthly deductions if the insured dies during the grace period.

        The death benefit proceeds will be determined based on the death benefit option and tax compliance test elected by the Owner on the application for insurance or any request for change in death benefits. If the Owner does not elect to include the Cash Value Accumulation Test Endorsement the Guideline Premium Limitation/Cash Value Corridor Test will apply.

        If the Policy is intended to satisfy the guideline premium limitation/ cash value corridor test of Federal tax law, and Death Benefit Option A is chosen, the death benefit will be the greater of (a) the face amount of insurance on the Insured's date of death; or (b) a specified percentage of the policy value on the date of the Insured's death as indicated on the table of percentages included in the Policy. If the guideline premium limitation applies and Death Benefit Option B is chosen, the death benefit will be the greater of (a) the face amount of insurance on the insured's date of death plus the policy value on the insured's date of death: or (b) a specified percentage of the policy value on the insured's date of death as indicated on the Table of Percentages included in the Policy. The specified percentage is 250% when the Insured has reached an "Attained Age" of 40 or less by the date of death, and decreases each year thereafter to 100% when the Insured has reached an "Attained Age" of 95 at death.

        If at the time of application the Owner selects the Cash Value Accumulation Test Endorsement to the Policy, the Death Benefit will be determined as follows:

    —Under Death Benefit Option A, the Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured's death, or (2) the minimum death benefit described below.

    —Under Death Benefit Option B, the Death Benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of the Insured's death, or (2) the minimum death benefit described below.

        The minimum death benefit at any time shall be the amount of level death benefit that the Policy Value would purchase if paid as a net single premium at such time. Such net single premium shall be determined according to the Cash Value Accumulation Test prescribed under section 7702 of the Internal Revenue Code, as amended or its successor, if such amendment or successor is applicable to the Policy.

        For purposes of determining this net single premium, the mortality charges taken into account generally shall be the maximum mortality charges guaranteed under the Policy. Such charges will not, however, exceed (except as provided in the Internal Revenue Service regulations) the maximum charges permitted to be taken into account under the Cash Value Accumulation Test of section 7702. In determining the net single premium, the interest rate taken into account will be the greater of an annual effective interest rate of 4 percent or the annual effective credited interest rate or rates guaranteed on issuance of the policy. In addition, the Policy shall be deemed to mature the date the Insured attains age 100, and the Policy Value deemed to exist on such date shall not exceed the least amount payable as a death benefit at any time under the Policy.

        E.    Policy Loans

        After the first Policy Anniversary and while the insured is still living, an Owner may borrow under a standard loan from the Company no less than $500 and not more than 90% of the Cash Value. This amount will be reduced by the amount of any Policy Debt outstanding (including accrued interest) on the Valuation Day that the loan request is received. The Owner must submit a written request for a Policy loan. Any amount due an Owner under a loan will generally be paid within seven calendar days after the Company receives a loan request.

        When a Policy loan is made, an amount equal to the loan is transferred out of the sub-account(s) and the fixed account and into the Policy's loan account. The Owner can specify the Sub-Accounts and Fixed Account from which collateral is transferred to the loan account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that each Sub-Account value and the Fixed Account value bears to the total unloaned Policy value on the date that the loan is made.

        Like the Fixed Account, a Policy's loan account is part of Protective Life's General Account. During the first ten Policy years, the Company will charge interest daily on any outstanding standard loan at a maximum effective annual rate of 5.0%. During Policy Years 11 and after, the Company will charge interest daily on any outstanding loan at a maximum effective annual rate of 3.25%. Interest is due and payable at the end of each Policy Year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Policy Debt.

        The loan account is credited with interest at an effective annual rate of not less than 3.0%. The maximum net cost of a loan is 2.0% per year during Policy Years 1 through 10, and .25% thereafter. On each Policy anniversary, the net difference between interest earned and interest charged will be transferred to the loan account and deducted from the Sub-Account(s) and the Fixed Account in the same proportion that each Sub-Account value and the Fixed Account value bears to the total unloaned Policy value. The Company determines the rate of interest to be credited to the loan account in advance of each calendar year. The rate, once determined, is applied to the calendar year that follows the date of determination.

        If the Insured dies while a loan is outstanding, the Policy debt is deducted from the death benefit in calculating the death benefit proceeds.

        A Policy loan may be repaid in whole or in part at any time while the insured is living and the Policy is in force. Loan repayments will be credited as of the date they are received in the Home Office. When a loan repayment is made, Policy Value in the loan account in an amount equal to the repayment will be transferred from the loan account to the Sub-Accounts and/or the Fixed Account in the same proportion that premium payments are allocated. Amounts paid while a Policy loan is outstanding will be treated as premiums unless the Owner requests in writing that these payments be treated as repayment of indebtedness.

        F.    Terminal Illness Accelerated Death Benefit Endorsement

        This endorsement provides for an accelerated death benefit payment to the owner of a Policy if the insured has a qualifying terminal illness and all of the conditions of the endorsement are met. The accelerated death benefit will be based on a portion of the current Face Amount of the policy and subject to a maximum benefit. A lien equal to the accelerated death benefit payment will be established against the policy and will accumulate interest.

        The primary impact of the lien and any accumulated interest will be the reduction of the death benefit by the amount of the lien, plus accumulated interest. The lien will also reduce the amount available for loans and withdrawals. This endorsement is not available in all states.

III.    TRANSFERS

        A Policy's Policy Value, except amounts credited to the loan account, may be transferred among the Sub-Accounts and between the Fixed Account which is a part of the Company's General Account and the Sub-Accounts.

        Upon receipt of written notice or a telephone request from the Owner, the Company will accept transfer requests subject to the limitations described below. Transfer requests will be accepted at any time on or after the later of the following: (1) thirty days after the Policy effective date, or (2) six days after the expiration of the cancellation period. Transfers (including telephone transfers) received before 3:00 p.m. Central Time are processed as of the Valuation Day the request is received by the Company at the Home Office. Requests received after 3:00 p.m. Central Time are processed as of the next Valuation Day. The minimum amount of Policy value that may be transferred is the lesser of: (1) $100; or (2) the entire amount in any Sub-Account or the Fixed Account from which the transfer is made. If, after the transfer, the amount remaining in a Sub-Account(s) or the Fixed Account is less than $100, the Company reserves the right to transfer the entire amount instead of the requested amount. The Company also reserves the right to limit transfers to 12 per Policy year and to charge a transfer fee for each additional transfer over 12 in any Policy year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount be transferred from each.

        The maximum amount that may be transferred from the Fixed Account in any Policy Year is the greater of: (1) $2,500; or (2) 25% of the Fixed Account value.

        Telephone transfers may be made upon instructions given by telephone, provided the appropriate election has been made on the application or written authorization is provided. We require a form of personal identification before acting on these telephone instructions. All transfer requests made by telephone instruction will be recorded as a method of documenting authenticity. A confirmation of all instructions received by telephone will be mailed to the Owner.

        The Company currently intends to allow transfers for the foreseeable future, although the Prospectus provides that the Company may at any time, for any class of Policies, modify, restrict, suspend, or eliminate the transfer privilege (including telephone transfers). In particular, we reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies.

        Limitations on excessive transfers, including "market timing" transfers. We may restrict or refuse to honor any transfer request if we determine that the transfer would be detrimental to any Fund, the Variable Account, other Owners, or owners of other variable life insurance contracts we issue that invest in the Variable Account. Excessive transfers, including "market timing" transfers, of material amounts may be detrimental. Excessive Transfers of material amounts can disrupt orderly Fund management strategies and increase Fund expenses by causing the following:

  •
  Increased trading and transaction costs;

  •
  Disruption of planned investment strategies;

  •
  Forced and unplanned portfolio turnover;

  •
  Lost opportunity costs; and

  •
  Large asset swings that decrease the Fund's ability to provide maximum investment return to all Policy Owners

        In order to try to protect our Policy Owners and the Funds from potential harmful trading activity, the Company has certain marketing timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, large, or short-term transfer activity among the subaccounts of the Separate Account that may adversely affect other Policy Owners or Fund shareholders. Despite our best efforts, however, we cannot guarantee that our Market Timing Procedures will detect every potential market timer. To the extent that we do not detect or are unable to prevent market timing or excessive transfer activity, our Policy Owners and the Funds may suffer the detrimental effects described above.

        We monitor transfer activity in the Policies to identify excessive transfers of material amounts ("excessive transfer activity") in any Policy or group of Policies. We apply the same measure to all Policies and groups of Policies for determining whether there is excessive transfer activity.

        When we identify excessive transfer activity, we impose limitations intended to limit it and thereby ameliorate any detriment to the Funds, the Variable Account and other Owners. First, we suspend non-written methods of requesting transfers; all transfer requests for the affected Policy or group of Policies must be made by written notice to our Home Office. If the activity continues, we then limit the number and dollar amount of transfer requests we will accept within a stated time period for the affected Policy or group of Policies. We apply the same limitations to all Policies or groups of Policies in which we identify excessive transfer activity.

        We reserve the right to change, from time to time, the standards by which we measure for excessive transfer activity and the limitations we impose in response. We will, however, apply the measure and limitations uniformly with respect to all Policies or groups of Policies at any given time.

        The Owner may direct the Company to systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts subject to the following restriction: no transfers may be made into the Fixed Account. This is known as the dollar cost averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account unit values. The Company makes no guarantee that the dollar cost averaging method will result in a profit or protect against loss. The Company reserves the right to assess a processing fee for this service. The Company reserves the right to stop offering dollar cost averaging upon 30 days written notice.

        To elect dollar-cost averaging, the Policy Value in the source Sub-Account or the Fixed Account must be at least $5,000 at the time of election. The Owner may elect dollar cost averaging for periods of at least 6 months but no longer than 48 months. At least $100 must be transferred on a monthly basis and a minimum of $300 on a quarterly basis. Dollar-cost averaging transfers may commence on any day of the month that the Owner requests, except the 29th, 30th, or 31st.

        The Company will continue to process dollar cost averaging transfers until the earlier of the following:

          (1)   the designated number of transfers has been completed;

          (2)   the Policy Value in the source Sub-Account or the Fixed Account value is depleted;

          (3)   the Owner, by written notice, instructs the Company to cease the automatic transfers;

          (4)   a grace period begins under the Policy; or

          (5)   the maximum amount of Policy value has been transferred under a dollar cost averaging election.

        The owner may direct the Company to systematically and automatically transfer on a quarterly, semiannual, or annual basis, contract value among specified Sub-Accounts. This is known as the portfolio rebalancing method of investment and is done to achieve a particular percentage allocation among such Sub-Accounts. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account unit values. The Fixed Account value will not be considered in the automatic transfer process. The Company makes no guarantee that the portfolio rebalancing method will result in a profit or protect against loss. The Company reserves the right to assess a processing fee for this service. The Company reserves the right to stop offering portfolio rebalancing upon 30 days written notice.

        The Applicant/Owner can elect portfolio rebalancing at the time of application or any time thereafter by submitting a written request to the Company. This feature is available on a quarterly, semiannual, and annual basis and may commence on any day of the month that the Owner requests, except the 29th, 30th or 31st. Once elected, portfolio rebalancing will begin on the first modal anniversary following the election.

        The Company will continue to process these automatic transfers until the earlier of the following:

          (1)   Sub-Account values are depleted;

          (2)   the Owner requests the company to cease the automatic transfers, by written notice. This can also be requested by telephone if the owner previously authorized us to take telephone instructions.

IV.    REFUNDS

        The right to examine and cancel the Policy is as defined in the Policy. The Owner may cancel a Policy for a refund during the Cancellation Period by returning it to the Company's home office or to the sales representative who sold it along with a written request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in the Policy. In most states, it expires at the latest of: (1) 10 days after the Owner receives the Policy or (2) 45 days after the Owner signs the application. Return of the Policy by mail is effective when it is received at the home office.

        Within seven calendar days after receiving the returned Policy, the Company will refund (i) the difference between premiums paid and amounts allocated to the fixed account or the variable account (after deduction of any policy fees and/or other charges), plus (ii) fixed account value determined as of the Valuation Day the returned Policy is received, plus (iii) variable account value determined as of the Valuation Day the returned Policy is received. This amount may be more or less than the aggregate Premium Payments. In states where required, the Company will refund Premium Payments to the Owner of the Policy.

        An increase in Face Amount may also be cancelled by the Owner in accordance with the Policy's cancellation period provisions. The amount refunded will be calculated in accordance with the provisions described above. If no additional Premium Payments are required in connection with the Face Amount increase, the amount refunded is limited to that portion of the first monthly deduction following the increase and will be reallocated to the Sub-Account(s) and the Fixed Account in the same proportion that each sub-account value and the fixed account value bears to the total unloaned Policy Value as of the effective date of the cancellation. The effective date of this cancellation will be equal to the effective date of the face increase.

V.    GENERAL PROVISIONS

        A.    Suicide

        If the insured commits suicide, while sane or insane, within two years from the Policy Effective Date, the death benefit will be limited to the premiums paid before death, less any Policy debt and less any withdrawals. If the insured commits suicide, while sane or insane, within two years after an increase in face amount, the death benefit with respect to such increase shall be limited to the sum of the monthly cost of insurance charges deducted for such increase.

        B.    Representations and Contestability

        The Company can not contest the Policy or any supplemental benefit and/or rider after the Policy or rider has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider, unless fraud is involved. The Company also has the right to contest the validity of any policy change based on material misstatements made in any application for that change and any reinstatement of benefits within two years during the lifetime of the insured after the reinstatement has been approved.

        C.    Misstatement of Age or Sex

        Questions in the application concern the insured's date of birth and sex. If the date of birth or sex given in the application or any application for supplemental benefits and/or riders is not correct, the death benefit and any benefits provided under any riders to this Policy will be adjusted to those that would have been purchased by the most recent cost of insurance change and the cost of any such supplemental benefits provided by such riders, at the correct age and sex.

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PROTECTIVE LIFE INSURANCE COMPANY
DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES FOR FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICIES
Pursuant to Rule *6 e-3(T)(b)(12)(iii)